Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    May    2003



                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________





FOR IMMEDIATE RELEASE



GLOBALTEX INDUSTRIES INC.
COMPLETES NAME CHANGE TO
PINE VALLEY MINING CORPORATION


VANCOUVER, BRITISH COLUMBIA, May 14, 2003 - Pine Valley Mining Corporation (TSX -VE: PVM; NASD OTC: GBTXF) is pleased to announce that it has completed the name change as previously approved by its shareholders. Pine Valley Mining Corporation, formerly Globaltex Industries Inc., initiated the name change to better identify it with its primary asset, the Willow Creek coal project located in the Pine Valley near Chetwynd, British Columbia.

As of May 14, 2003 the new trading symbol on the TSX Venture Stock Exchange is
 "PVM". The trading symbol on the NASD OTC Bulletin Board will remain "GBTXF" until the final documentation is processed. There is no alteration of the Company's share capital.

The new website address is www.pinevalleycoal.com.

PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
Chief Executive Officer
###
Contacts:

Richard Palmer                            Mark Fields
Chief Executive Officer                   President
011- 614-3947-3742                        (604) 682-4678
or within Australia 0439-473-742          Vancouver, British Columbia, Canada
Sydney, Australia                         markfields@radiant.net
rpalmer@aol7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated January 24, 2003.



PINE VALLEY MINING CORPORATION


                                   Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Pine Valley Mining Corporation

Date:     May 14, 2003                    " Richard Palmer "
                                            Chief Executive Officer